John Hancock Exchange-Traded Fund Trust
601 Congress Street
Boston, MA  02210

October 23, 2017

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Exchange-Traded Fund Trust (the “Registrant”)
File Nos. 333-183173/811-22733

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to a comment received by telephone on September 29, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 13 under the Securities Act of 1933, as amended, and Amendment No. 16 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on August 16, 2017, accession no. 0001133228-17-004944 (the “Registration Statement”) relating to the registration of John Hancock Multifactor Small Cap ETF (the “Fund”), a new series of the Registrant. This correspondence relates to the Staff’s comment to provide completed fee tables under the section titled “Fund summary — Fees and expenses” and all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee tables for the Fund. The Registrant intends to prepare and file a separate, additional letter responding to the remainder of the comments the Staff provided on September 29, 2017 with respect to the Registration Statement.

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.50
Other expenses[1]	0.18
Total annual fund operating expenses	0.68
Contractual expense reimbursement[2]	–0.18
Total annual fund operating expenses after expense reimbursements	0.50

1	"Other expenses" have been estimated for the fund's first year of operations.

2
The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.50% of average net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2019, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

We hope that the foregoing is responsive to the comment noted above. Please do not hesitate to contact the undersigned at (617) 572-4575 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Sarah M. Coutu
Sarah M. Coutu